May 22, 2008
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds Steve Lo Susann Reilly

RE:	Packaging Corporation of America Form 10-K for the fiscal year ended December 31, 2007 Filed February 20, 2008 File No. 1-15399
Ladies and Gentlemen:
I am writing in response to the letter of the Staff of the Division of Corporation Finance dated May 13, 2008 regarding our Annual Report on Form 10-K for the year ended December 31, 2007 (the “Filing”). For your convenience, each of the Staff’s comments is repeated in bold below followed by our response.
Form 10-K
Business, page 3
General, page 3
1.	We note that with net sales of $2.3 billion, you produced approximately 2.4 million tons of containerboard, of which about 80% was consumed in your corrugated products manufacturing plants. Please clarify whether the amount of containerboard consumed in your manufacturing plants comprise any of your net sales of $2.3 billion.

We confirm that our reported net sales of $2.3 billion do not include intercompany sales of containerboard from our mills to our corrugated products manufacturing plants. In future filings, we propose to revise our disclosure to read as follows:
Packaging Corporation of America is the sixth largest producer of containerboard and corrugated products in the United States in terms of production capacity. During 2007, we produced approximately 2.4 million tons of containerboard at our mills, of which about 80% was consumed in our corrugated products manufacturing plants, 12% was sold to domestic customers and 8% was sold in the export market. Our corrugated products manufacturing plants sold about 31.2 billion square feet (BSF) of corrugated products. Our net sales to third parties totaled $2.3 billion in 2007.
PCA Operation and Products, page 6
2.	We note that your production exceeded capacity in 2007 due to production mix consisting of a lower percentage of lightweight linerboard. Please describe how you determine capacity for your mills, as it is unclear to us how producing less lightweight linerboard could cause production to exceed capacity.

Periodically, PCA calculates and reports to an industry trade association the capacity at its mills, in terms of production tons. As the mills are capable of producing a wide range of paper weights and grades, part of determining capacity (planned production) involves estimating the mix of paper weights and grades to be produced. This mix is estimated based on, among other things, current customer demand, general industry demand and anticipated production costs, which vary by mill. A factor that may cause actual production to vary from estimated capacity is the production of paper weights in a mix different than originally estimated and reported to the industry trade association. At a given paper machine speed, if a relatively lighter weight of paper is produced, then fewer tons of paper are produced. During 2007, PCA produced a lower percentage of lightweight paper than originally estimated at its Counce and Valdosta mills, which contributed to the production of more tons than the estimated capacity at those facilities.

In future filings, we will clarify our disclosure to describe how capacity is determined. An example of the proposed disclosure we would make follows (additional disclosure is italicized):
Counce. Our Counce, Tennessee mill is one of the largest linerboard mills in the United States. Its estimated production capacity, as reported to the American Forest and Paper Association, is approximately 1,007,000 tons per year. The mill produces a broad range of basis weights from 26 lb. to 90 lb. The mill also produces a variety of performance and specialty grades of linerboard. In determining the mill’s production capacity, we estimate the mix of basis weights to be produced by the mill. At a given paper machine speed, if a lighter weight of paper is produced, then fewer tons of paper would be produced. In 2007, the mill produced 1,028,000 tons of kraft linerboard on its two paper machines. Counce’s actual production in 2007 exceeded its capacity because the actual production mix during the year consisted of a lower percentage of lightweight linerboard than originally estimated.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17
Net Sales, page 19
3.	We note that net sales increased in 2007 due to increased sales prices of corrugated products and containerboard and higher sales volumes of containerboard to third parties. Please expand your analysis of net sales to quantify the increases in sales prices and volumes to provide a reader with a better understanding of the extent to which such increases are attributable to increases in prices and volume. In addition, describe the underlying reasons for the increases in prices and volume. Refer to Item 303 (a) (3) (iii) of Regulation S-K for additional guidance.

We disclosed the significant industry and Company factors that affected our pricing and volume for the year ended December 31, 2007. For example, on page 18, we stated that reported industry containerboard prices increased by $40 per ton in August 2007, and further stated, later on the page, that we fully realized those price increases by the end of the year. On page 19, we also stated that our corrugated product sales volume decreased by 0.3% from 2006 and on page 19, we stated that third party containerboard sales volume increased by 12.3% during 2007.

In future filings, in our discussion on changes in net sales, we will quantify the material changes in net sales resulting from changes in prices and from changes in volumes. An example of the disclosure we would make in future filings follows, and would replace the first paragraph under “Net Sales” included on page 19 of the Filing (additional disclosure is italicized):
Net sales increased by $129.0 million, or 5.9%, for the year ended December 31, 2007 from the year ended December 31, 2006. Approximately $123.1 million of the increase resulted from higher sales prices and approximately $5.9 million of the increase resulted from higher sales volumes.

The increased sales prices resulted from the August 2007 increase in containerboard prices described above and the realization of those price increases in our sales of corrugated products.
Operating Activities, page 22
4.	Please expand your analysis of cash flows from operating activities to address material changes in the underlying drivers of cash flows (e.g., cash receipt from sales and cash payments to acquire materials or goods for resale), rather than merely describe items identified on the face of the statement of cash flows. Refer to FRC 501.13.b.1 for additional guidance.

We believe our disclosure in the Filing identified all material underlying factors that drove operating cash flows during the years presented. We confirm that, other than as disclosed, there were no material trends, events, policies or unusual factors during the years that affected operating cash flows and that, other than as disclosed, the reported operating cash flows resulted from the ordinary course of operation of our business. We determined that it was necessary and important to disclose the effect of the increase in pension contributions during 2007 and that increased sales prices during 2006 was the primary driver of the unfavorable year over year change in accounts receivable. We also determined that it was important to disclose the effect of cash tax payments made during the years. We confirm that in future filings, we will continue to address in our disclosure, the material changes in the underlying drivers of cash flows. In an effort to clarify and enhance our disclosure of operating cash flows consistent with your comment, we would make the following disclosure in future filings which would replace the first two paragraphs under “Operating Activities” on page 22 (additional disclosure is italicized):
Net cash provided by operating activities increased $53.5 million, or 21.7%, to $300.1 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase in net cash provided by operating activities was primarily the result of higher net income in 2007 as previously described and lower requirements for operating assets and liabilities of $3.5 million for the year ended December 31, 2007 compared to the same period in 2006. During 2007, PCA’s cash taxes paid for both federal and state income taxes were $105.5 million, or 39.4% of income before taxes of $267.9 million, compared to PCA’s effective tax rate of 36.5% in 2007. This represented an increase in cash taxes paid of $40.4 million from 2006. The Company expects the 2008 cash tax rate for both federal and state income tax payments to be in line with the effective tax rate of about 37%.

Requirements for operating assets and liabilities were lower by $3.5 million for the year ended December 31, 2007 compared to the same period in 2006, primarily driven by favorable year over year changes in accounts receivable ($35.3 million) and accounts payable ($20.6 million), partially offset by unfavorable year over year changes in accrued liabilities ($32.6 million), inventories ($5.0 million) and higher 2007 pension contributions ($12.1 million), driven in part by expected additional pension funding requirements in 2008. Changes in working capital balances reflected the normal operation of our business during the year. Working capital requirements are subject to our operating needs, the timing of collection of receivables and the payments of payables and expenses, and to seasonal fluctuations in our operations. We did not experience any significant unusual factors affecting these requirements during the year.
Controls and Procedures, page 30
5.	Please include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management’s assessment of the registrant’s internal control over financial reporting. Refer to Item 308 (a)(4) of Regulation S-K for additional guidance.

In response to your comment, we note that under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, the registered public accounting firm is no longer required to issue an attestation report on management’s assessment of internal control over financial reporting. In future filings, we will include the following statement in management’s report:
Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Form 10-K, has also audited the effectiveness of our internal control over financial reporting.

Their attestation report precedes our audited financial statements included elsewhere in this report.
We confirm that the Filing included a report of the independent registered public accounting firm on internal control over financial reporting on page F-3.
Consolidated Balance Sheets, page F-4
6.	Please disclose in your footnotes the nature of the unrealized gain on treasury lock and the period over which you intend to amortize the gain to income. In your response, tell us why you have recorded the unrealized gain on treasury lock in accumulated other comprehensive income (loss), as it appears that you were not party to any cash flow hedges based on your disclosure on page F-14.

On June 12, 2003, in connection with a contemplated issuance of five-year and ten-year debt securities (which occurred on July 21, 2003), we entered into two interest rate protection agreements with a counterparty to protect against increases in the five-year and ten-year U.S. Treasury Note rates. These treasury rates served as references in determining the interest rates applicable to the debt securities we were planning to issue later that year. In accordance with paragraphs 28 and 29 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” these interest rate protection agreements were designated as cash flow hedges at inception of the agreements as they were hedging our exposure to variability in future interest payments related to our new debt securities.

In fact, the rates on the treasury securities increased between the time we entered into the agreements and the time we priced and issued our debt securities. As a result, we received a payment of $27.0 million from the counterparty upon settlement of the interest rate protection agreements on July 21, 2003. Because the hedge was considered highly effective, we recorded a $27.0 million gain in accumulated other comprehensive income (loss) during the third quarter of 2003 in accordance with paragraph 30 of SFAS No. 133, which states that the effective portion of the gain or loss on a derivative designated as a cash flow hedge is reported in other comprehensive income. Paragraph 31 of SFAS No. 133 states that amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The hedged forecasted transaction in this case are the interest payments expected to be made on the five-year or ten-year debt securities, and accordingly, we have been amortizing the gain on treasury lock to interest expense over the lives of the five- and ten-year notes. We previously disclosed this transaction in Note 2 to our consolidated financial statements under Derivative Instruments and Hedging Activities and Accounting Change on page F-12 of our Annual Report on Form 10-K for the year ended December 31, 2003.

In future filings, as long as an unamortized gain remains in other comprehensive income (loss), we will add the following disclosure to the appropriate footnotes in our quarterly and annual filings:
On June 12, 2003, in connection with the issuance of five-year and ten-year debt securities, we entered into interest rate protection agreements with a counterparty to protect against increases in the five-year and ten-

year U.S. Treasury Note rates. These treasury rates served as references in determining the interest rates applicable to the debt securities we issued in July 2003. As a result of increases in the interest rates on those treasury securities between the time we entered into the agreements and the time we priced and issued our debt securities, we received a payment of $27.0 million from the counterparty upon settlement of the interest rate protection agreements on July 21, 2003. We recorded the $27.0 million gain in accumulated other comprehensive income (loss) and are amortizing the $27.0 million gain to interest expense over the lives of the notes.
Notes to Consolidated Financial Statements, page F-8
Note 2. Summary of Significant Accounting Policies, page F-8
New Accounting Pronouncements, page F-14
7.	We note your disclosure on page F-15 related to the adoption of FSP AUG AIR-1, which presents adjustments made to the statement of income for the three months ended December 31, 2006. Please explain to us in detail how your disclosure satisfies the disclosure requirements of paragraph 11 of FSP AUG AIR-1.

Paragraph 11 of FSP No. AUG AIR-1 (the “FSP”) requires the following disclosures:

a. The method of accounting for planned major maintenance activities selected;

b. A description of the prior-period information that has been retrospectively adjusted, if any;

c. The effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), any other affected financial statement line item, and any affected per-share amounts for any periods retrospectively adjusted;

d. The cumulative effect of the change on retained earnings or other components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented; and

e. If retrospective application to all prior periods is impracticable, the reasons why it is impracticable and a description of the alternative method used to report the change.

In Note 2 to the Consolidated Financial Statements, under “New Accounting Pronouncements” on page F-15, as required by paragraph a., we disclosed that, on January 1, 2007, we began accounting for our planned major maintenance activities using the deferral method. We also disclosed that the implementation of this FSP would not have any impact on our year-end financial position or full year results of operations and cash flows, as all maintenance costs incurred are expensed in the year in which the maintenance activity occurred. Accordingly, for purposes of paragraph d., there would be no cumulative effect of the change on retained earnings or other component of equity or net assets for any period presented in the Filing. As required under the FSP, we retroactively adjusted previously reported information for each quarter of 2006 to reflect the change, and, as required under paragraphs b. and c., we disclosed financial information as originally reported, as adjusted and the effect of the change for each of the first three quarters of 2006 when presented on a comparative basis in our quarterly reports on Forms 10-Q filed during 2007, and we did similarly for the fourth quarter of 2006 as part of Note 2 on page F-15 in the Filing. A summary of the retroactive adjustments to the information originally reported in 2006 follows, resulting in no cumulative effect for the full year ending December 31, 2006:

(In thousands, except per	First	Second	Third	Fourth
share amounts)	Quarter	Quarter	Quarter	Quarter	Full Year
Effect of Change:
Net income	$1,948	$(164)	$(132)	$(1,652)	$—
Net income per common share:
Basic	0.02	—	—	(0.02)	—
Diluted	0.01	—	—	(0.01)	—
Total assets	2,392	2,583	1,747	—	—
Total liabilities	444	799	95	—	—
Total stockholders’ equity	1,948	1,784	1,652	—	—
Cash flows from operating activities (year-to-date) (1)
Net income	1,948	1,784	1,652	—	—
Working capital	(1,948)	(1,784)	(1,652)	—	—

(1)	Impact on cash flows from operating activities shown is year-to-date as presentation of statement of cash flows by quarter is not required.
We determined that it was appropriate to disclose only the impact of this change on the fourth quarter in the Filing, as the change had no impact on our year-end financial position or full year results of operations and cash flows.
Employee Benefit Plans and Other Postretirement Benefits — Page F-20
8.	Please disclose the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2008. Refer to paragraph 5.s. of SFAS 132(R) for additional guidance.

Paragraph 5.s. of SFAS 132(R) requires disclosure of the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the fiscal year that follows the most recent annual statement of financial position presented, showing separately the net gain or loss, net prior service cost or credit, and net transition asset or obligation.

We included the required disclosure in the Filing. In the final sentence of the second paragraph on page F-21, we disclosed that we expected to recognize during 2008, $2.9 million of pre-tax and $1.7 million of after-tax prior service cost and $0.4 million of pre-tax and $0.2 million of after-tax actuarial loss, which were included in other comprehensive income at December 31, 2007. In future filings, we will disclose these amounts separately for pension plans and for postretirement plans. An example of the disclosure we would make in future filings follows, and would replace the final sentence of the second paragraph included on page F-21 of the Filing (additional disclosure is italicized):
For the year ended December 31, 2008, the Company expects to recognize in net periodic pension cost $3.4 million ($2.0 million net of tax) and $(0.5) million ($(0.3) million net of tax) of prior service cost for pension plans and postretirement plans, respectively, and $0.2 million ($0.1 million net of tax) and $0.2 million ($0.1 million net of tax) of actuarial loss for pension plans and postretirement plans, respectively, included in accumulated other comprehensive income at December 31, 2007.
Environmental Liabilities, page F-31
9.	We note that you recorded capital expenditures for environmental matters for $4.5 million in 2007. We further note on page 9 that you incurred costs of $19.4 million to comply with environmental regulation. Please expand your summary of significant accounting policies footnote to describe when you capitalize costs for environmental matters.

In future filings, we will add the following to our summary of significant accounting policies:
Environmental Matters

Environmental expenditures related to existing conditions resulting from past or current operations from which no current or future benefit is discernible are expensed as incurred. Environmental expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded for environmental contingencies when such costs are probable and reasonably estimable. These liabilities are adjusted as further information develops or circumstances change.

In responding to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments, please feel free to contact me.
Sincerely,
/s/ PAUL T. STECKO
Chairman and Chief Executive Officer
PTS/bws